Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

UNION BANKSHARES CORPORATION

The following table presents the calculation of the consolidated ratios of (i) earnings to fixed charges and (ii) earnings to fixed charges and preferred stock dividends for the periods presented:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012

Income before income taxes	$50,841	$48,987	$104,254	$90,388	$70,289	$47,251	$49,833

Fixed charges:
Interest expense on deposits	$11,176	$8,393	$17,731	$15,553	$11,034	$14,097	$19,446
Interest expense on short-term borrowings	2,350	1,332	2,894	944	566	354	284
Interest expense on long-term borrowings	8,768	4,298	9,145	8,440	8,327	6,050	7,778
Portion of rent expense which represents an estimated interest factor	1,166	1,175	2,368	2,604	2,705	1,906	1,976
Total fixed charges	23,460	15,198	32,138	27,541	22,632	22,407	29,484
Preferred stock dividends	-	-	-	-	-	-	-
Total fixed charges and preferred stock dividends	$23,460	$15,198	$32,138	$27,541	$22,632	$22,407	$29,484

Ratios of earnings to fixed charges (1):
Including deposit interest	3.17	4.22	4.24	4.28	4.11	3.11	2.69
Excluding deposit interest	5.14	8.20	8.24	8.54	7.06	6.69	5.96

Ratios of earnings to fixed charges and preferred dividends (1)(2):
Including deposit interest	3.17	4.22	4.24	4.28	4.11	3.11	2.69
Excluding deposit interest	5.14	8.20	8.24	8.54	7.06	6.69	5.96

(1) For purposes of calculating the ratio of earnings to fixed charges, fixed charges is the sum of (i) interest cost, including interest on deposits; and (ii) that portion of rent expense estimated to be representative of the interest factor.

(2) For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, we divide earnings by the sum of fixed charges and preferred stock dividends.